UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


--------------------------------------
                                      :
                                      :
In the Matter of                      :
                                      :
ENTERGY SERVICES, INC.                :
ENTERGY CORPORATION                   :
SYSTEM FUELS, INC.                    :     CERTIFICATE PURSUANT
ENTERGY ARKANSAS, INC.                :          TO RULE 24
ENTERGY LOUISIANA, INC.               :
ENTERGY MISSISSIPPI, INC.             :
ENTERGY NEW ORLEANS, INC.             :
SYSTEM ENERGY RESOURCES, INC.         :
ENTERGY OPERATIONS, INC.              :
ENTERGY GULF STATES, INC.             :
                                      :
    File No. 70-8449                  :
                                      :
                                      :
(Public Utility Holding Company       :
   Act of 1935)                       :
                                      :
--------------------------------------


  Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 (but subject to the authorization in this proceeding permitting the filing of certificates of notification with respect to the transactions contemplated herein on a quarterly basis), this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-8449 ("Application-Declaration"), have been carried out for the quarter ended December 31, 1996 in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Commission, dated November 18, 1994, issued in respect thereof.

  During the quarter ended December 31, 1996, Entergy Corporation, Entergy Services, Inc., Entergy Operations, Inc. and System Fuels, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

  During the quarter ended December 31, 1996, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc. and System Energy Resources, Inc. effected various transactions through the Entergy Corporation System Money Pool as set forth in Exhibit A attached hereto and incorporated herein by reference, and none of these companies effected various external borrowing transactions (bank loans and/or commercial paper) that are required to be reported hereunder.

   During the quarter ended December 31, 1996 Entergy Services,
Inc. and Entergy Operations, Inc. effected no borrowings or repayments under their Loan Agreements with Entergy Corporation.

  Attached hereto and incorporated by reference are:

       Exhibits:

       A          Money Pool Transactions

       B-1(a)(1)  Executed form of note to evidence
                  borrowings by Entergy Arkansas, Inc. through the Money Pool.

       B-1(a)(2)  Executed form of note to evidence
                  borrowings by Entergy Gulf States, Inc. through the Money Pool.

       B-1(a)(3)  Executed form of note to evidence
                  borrowings by Entergy Louisiana, Inc. through the Money Pool.

       B-1(a)(4)  Executed form of note to evidence
                  borrowings by Entergy Mississippi, Inc. through the Money Pool.

       B-1(a)(5)  Executed form of note to evidence
                  borrowings by Entergy New Orleans, Inc. through the Money Pool.

       B-1(a)(6)  Executed form of note to evidence
                  borrowings by Entergy Services, Inc. through the Money Pool.

       B-1(a)(7)  Executed form of note to evidence
                  borrowings by Entergy Operations, Inc. through the Money Pool.

       B-1(a)(8)  Executed form of note to evidence
                  borrowings by System Fuels, Inc. through the Money
                  Pool.

       B-1(b)     Executed form of note to evidence
                  borrowings by System Energy through the Money
                  Pool.

       B-2(b)     Executed form of Amendment No. 4 to Loan
                  Agreement between EOI and Entergy (including executed form of New EOI Note).

       B-3(b)     Executed form of Amendment No. 3 to Loan
                  Agreement between ESI and Entergy (including executed form of New ESI Note).

       B-4(b)     Executed form of Amendment No. 1 to Loan
                  Agreement between SFI and Entergy (including executed form of New SFI Note).


   IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 30th day of January, 1997.


                                        Entergy Services, Inc.
                                        Entergy Corporation
                                        Entergy Arkansas, Inc.
                                        Entergy Louisiana, Inc.
                                        Entergy Mississippi, Inc.
                                        Entergy New Orleans, Inc.
                                        System Energy Resources, Inc.
                                        Entergy Operations, Inc.
                                        Entergy Gulf States, Inc.


                                        By:  /s/ William J. Regan, Jr.
                                              William J. Regan, Jr.
                                          Vice President and Treasurer


                                        System Fuels, Inc.


                                        By: /s/ William J. Regan, Jr.
                                              William J. Regan, Jr.
                                            Vice President, Treasurer
                                             and Assistant Secretary